UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

Third Coast Midstream, LLC

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Person Third Coast Midstream Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person 3CM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person JP Energy Development, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person PN

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person PN

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person OO (Limited Liability Company)

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person IN

This Amendment No. 31 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018, Amendment No. 22 filed on September 28, 2018, Amendment No. 23 filed on December 6, 2018, Amendment No. 24 filed on December 11, 2018, Amendment No. 25 filed on January 3, 2019, Amendment No. 26 filed on February 19, 2019, Amendment No. 27 filed on March 19, 2019, Amendment No. 28 filed on March 29, 2019, Amendment No. 29 filed on May 15, 2019 and Amendment No. 30 filed on July 19, 2019 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

On July 22, 2019, pursuant to that certain Master Contribution Agreement, by and among Anchor Midstream Acquisition, LLC, (“Anchor Acquisition”), High Point, the General Partner, Magnolia Holdings, Magnolia, AMID GP Holdings, LLC, a Delaware limited liability company (“AMID GP”), JP Energy Development, L.P., a Delaware limited partnership (“JP Energy”), Busbar II, LLC, a Delaware limited liability company (“Busbar”), High Point Energy, LLC, a Texas limited liability company, ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership, Stephen W. Bergstrom, individually (“Bergstrom”) and Daniel C. Campbell, individually, (i) JP Energy, as holder of 422,805 Common Units, transferred all of its Common Units to MIH, (ii) Magnolia Holdings, as holder of 20,372,720 Common Units (including the 422,805 Common Units received from JP Energy), transferred all of its Common Units to the General Partner, (iii) Magnolia, as holder of 5,108,669 Common Units, transferred all of its Common Units to the General Partner, (iv) Busbar, as holder of 2,853,482 Common Units, transferred all of its Common Units to the General Partner and (v) Bergstrom, as holder of 64,221 Common Units, transferred all of its Common Units to the General Partner. Immediately following the preceding transactions, the General Partner, as holder of 41,209,117 Common Units (the “Sponsor Units”), transferred all of its Common Units to Anchor Acquisition.

On July 23, 2019, the transactions contemplated by the Merger Agreement closed and each issued and outstanding Common Unit (other than the Sponsor Units) converted in the Merger Consideration and were no longer outstanding and ceased to exist. Immediately thereafter, pursuant to a Plan of Conversion adopted by the Issuer, the Issuer converted into a Delaware limited liability company named “Third Coast Midstream, LLC” (“Third Coast Midstream” and, such conversion, the “AMID Conversion”). In connection with the AMID Conversion, each Sponsor Unit issued and outstanding immediately prior to the AMID Conversion was converted into one limited liability company unit of Third Coast Midstream. As a result of the AMID Conversion, all Common Units were cancelled and ceased to be outstanding.

As a result of the foregoing transactions, the Reporting Persons no longer beneficially own any Common Units.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following immediately after the last paragraph:

(a)-(c) The information contained on the cover pages to this Amendment No. 31 to Schedule 13D and the information set forth and incorporated by reference in Item 3 are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2019

THIRD COAST MIDSTREAM HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

3CM HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By: JP Energy Development GP LLC, its general partner

/s/ Daniel R. Revers
Name: Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Master Contribution Agreement, dated July 22, 2019, by and among Anchor Midstream Acquisition, LLC, High Point Infrastructure Partners, LLC, American Midstream GP, LLC, Magnolia Infrastructure Holdings, LLC, Magnolia Infrastructure Partners, LLC, AMID GP Holdings, LLC, JP Energy Development, L.P., Busbar II, LLC, High Point Energy, LLC, ArcLight Energy Partners Fund V, L.P., Stephen W. Bergstrom, Daniel C. Campbell.

2.	Plan of Conversion, dated July 23, 2019, adopted by American Midstream Partners, LP.